FMI Funds	Quarterly Review – September 30, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Common Stock Fund, Inc.
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective	Top Ten Equity Holdings
Seeks long-term capital appreciation through investing in	Arrow Electronics, Inc.	3.8%
small- to mid-capitalization value stocks.	St. Mary Land & Exploration Co.	3.6%
	Patterson Companies Inc.	3.1%
	Affiliated Managers Group, Inc.	2.9%
Manager - The FMI Common Stock Fund, Inc. (the "Fund") is	Arthur J. Gallagher & Co.	2.9%
managed by Fiduciary Management, Inc. ("FMI") of Milwaukee,	Covance Inc.	2.8%
Wisconsin. FMI, founded in 1980, manages approximately $6.7	Jack Henry & Associates, Inc.	2.7%
billion in private accounts, pensions, Taft-Hartley accounts,	Beckman Coulter, Inc.	2.7%
endowments and mutual funds. FMI is 100% employee owned.	Molex Inc. Cl A	2.7%
	Family Dollar Stores,Inc.	2.7%

Investment Professionals – All investment decisions are made
by a team of investment professionals representing the Adviser,	Portfolio Characteristics
any of whom may make recommendations subject to the final	Weighted average market cap	$2.3 billion
approval of Ted D. Kellner or Patrick J. English.	Median market cap	$2.0 billion
	P/E ratio (forward 4 quarters)	16.8x
Strategy - The Fund buys good businesses at value prices,	Estimated L-T earnings growth rate	8.0%
emphasizing small- to mid-capitalization companies. Some of	Return on equity (ROE)	12.1%
the characteristics of good businesses may include high	Number of holdings	47
recurring revenue and attractive returns-on-invested capital.
We seek companies with above average growth or improving
profitability prospects. A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy, with most major industry groups represented. The
Fund will generally hold 40-50 stocks.

Fund Information Inception Date Net Assets Net Asset Value Expense Ratio Ticker	12/18/1981 $871.0 million $21.07 1.26% FMIMX

Performance	Q3 2009	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	19.99%	6.04%	3.61%	7.78%	10.71%	12.08%
Russell 2000 Index¹	19.28%	-9.55%	-4.57%	2.41%	4.88%	9.70%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/18/81. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - A strong move in the market was driven by cyclical stocks. Expectations of a significant economic recovery have not yet been reflected in Fund company fundamentals.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance since the above time period may be higher or lower than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which comprises the 3,000 largest U.S. companies based on total market capitalization.